ZEP INC.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 3018

December 22, 2009

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Craig Slivka

Re:	Zep Inc.
Registration Statement on Form S-3 Originally Filed October 14, 2009
File No. 333-162466

Ladies and Gentlemen:

On October 14, 2009, Zep Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-162466) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”), as amended by Pre-Effective Amendment No. 1 to the Registration Statement filed on November 13, 2009.

In accordance with Rule 477(a) under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking the withdrawal of the Registration Statement because of the possibility that it was ineligible to use Form S-3 at the time the Registration Statement was originally filed. The Company respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (404) 603-7958, and to the attention of the Company’s counsel, G. Roth Kehoe, II of Hunton & Williams LLP, at (404) 602-9012.

Please direct any questions regarding this request to G. Roth Kehoe, II of Hunton & Williams LLP at (404) 888-4056.

Sincerely,

Zep Inc.

By:	/s/ C. Francis Whitaker, III
Name:	C. Francis Whitaker, III
Title:	Vice President, General Counsel and Secretary